SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 20, 2005

    Fording Canadian Coal Trust
(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

      Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

January 20, 2005

By: /s/ James F. Jones

      James F. Jones

      Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

“Fording Provides Notice of Release of Financial Results

and Conference Call”

  99.1

January 20, 2005

Via Edgar

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

RE:

Fording Canadian Coal Trust File NO. 1-15230

Form 6-K Report dated January 20, 2005

Dear Sir or Madam:

On behalf of Fording Inc. transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the Company’s Report on Form 6-K.

Yours truly,

James F. Jones

Corporate Secretary

Attachments

News Release

For Immediate Release

FORDING PROVIDES NOTICE OF RELEASE OF
FINANCIAL RESULTS AND CONFERENCE CALL

CALGARY, January 20, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) intends to release its financial results for the 2004 fourth quarter on Wednesday, February 2, 2005.

Mr. Jim Popowich, President of Fording Canadian Coal Trust, will host a conference call with the investment community to discuss the results on Thursday, February 3, 2005, at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. The media are invited to participate in a listen-only mode.

To participate in the conference call, please dial 1-800-814-3911 or 416-640-4127 approximately 10 minutes prior to the call. An archived recording of the call will be available shortly after the completion of the call through Saturday, February 5, 2005 by dialling 1-877-289-8525 or 416-640-1917 and entering pass code 21107828 as directed.

A live and archived audio webcast of the conference call will also be available on Fording’s website at www.fording.ca.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Coordinator, Investor Relations

403-260-9834

403-260-9817

investors@fording.ca

investors@fording.ca